pacific booker minerals inc.
#1203 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Engages Tetra Tech for Morrison Project Technical Review

Vancouver BC,  May 22, 2026:  Pacific Booker Minerals Inc. (TSXV: BKM) (OTC Pink: PBMLF) ("Pacific Booker" or the "Company") is pleased to announce that it has entered into an agreement with Tetra Tech Canada Inc. (“Tetra Tech”) to undertake certain technical review and data compilation work related to the Company’s wholly owned Morrison Project, located in central British Columbia.

Under the engagement, Tetra Tech will assist the Company with:

•the retrieval, organization and review of historical technical information and project data; and

•the preparation of a conceptual-level economic assessment based on available historical information.

The work is expected to take approximately four weeks and is intended to support the Company’s ongoing strategic review process and facilitate technical evaluation by the Company and potential strategic parties. The scope of work is limited to a high-level conceptual review of historical project information and is not expected to include new exploration, mineral resource estimation, mineral reserve estimation, mine planning, metallurgy, infrastructure engineering or other work that may be necessary to support a Preliminary Economic Assessment ("PEA").

The Company expects that the results of this engagement may form the basis for the preparation of a future PEA. Any additional work associated with a PEA, including mineral resource review, mining analysis, infrastructure design, capital and operating cost development, and technical report preparation, is anticipated to be addressed in a separate engagement.

If you would like to be added to or removed from the email newsgroup, please send your request by email to info@pacificbooker.com.  We can be contacted by phone at 604 681-8556.

On Behalf of the Board of Directors

"John Plourde"

John Plourde, Director

Contact Information

John Plourde, CEO, President and Director

(604) 681-8556.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates, projections and interpretations as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "interpreted", "management's view", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, statements regarding the delivery of an opinion to the Special Committee. This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time such assumptions and estimates were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Pacific Booker to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Such factors include, but are not limited to, the risks described in the Company's most recent management discussion and analysis and those risks set out in the Company's other public documents filed on SEDAR+ (www.sedarplus.ca) under Pacific Booker's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed timeframes or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.